Exhibit 99.1

ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change

August 3, 2005

3.	Press Release

A press release was distributed through Canada NewsWire and filed on SEDAR and EDGAR on August 3, 2005.

4.	Summary of Material Change

Algoma Steel Inc. announced a Special Dividend of $6.00 per share payable on August 31, 2005 to shareholders of record on August 17, 2005, and a Normal Course Issuer Bid for up to 3.3 million shares.

5.	Full Description of Material Change

See attached extracts from the News Release issued and filed on SEDAR and EDGAR on August 3, 2005.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information, please contact Paul Finley, Vice President - Business Development and Corporate Secretary at 705-945-2201.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 8th day of August, 2005.

By:	“Paul Finley”
Name:	Paul C. Finley
Title:	Vice President - Business Development
and Corporate Secretary

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE
Wednesday, August 3, 2005	TSX Symbol: AGA

Algoma Steel Inc. Announces Second Quarter Results
And Substantial Distribution To Shareholders

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today released its second quarter results for 2005.

Second Quarter Highlights:

-	EBITDA of $119.1 million.
-	Net income of $64.7 million.
-	Cash/short-term investments reach $700.2 million.
-	Strategic review shifts focus to non-sale alternatives.
-	Special dividend of $6.00 per share declared.
-	Normal Course Issuer Bid announced.

Algoma Steel Inc. reported net income of $64.7 million for the three months ended June 30, 2005 or $1.60 per common share. This compares to net income of $89.1 million in the first quarter and $78.0 million in the second quarter of 2004. EBITDA for the second quarter was $119.1 million compared to $157.8 million in the first quarter and $144.2 million in the second quarter of 2004. The decline from the first quarter was due mainly to lower steel prices and higher iron ore costs. Cash and short-term investments increased by $98.2 million reaching $700.2 million at June 30.

Based on its review of strategic alternatives, Algoma has decided to discontinue the active pursuit of a sale of the Company. Algoma will focus its strategic efforts on value-enhancing, non-sale alternatives. Algoma announced a special dividend of $6.00 per share payable on August 31, 2005 to shareholders of record on August 17, 2005 and a normal course issuer bid for up to 3.3 million shares.

Denis Turcotte, President and Chief Executive Officer, commented, “The senior management team and a Special Committee of the Board invested a significant amount of time in recent months to determine if a sale of the Company was the most effective way to maximize shareholder value. The Board of Directors concluded that, due to a variety of factors, a sale is not appropriate at this time. This decision allows us to proceed with a significant distribution to our shareholders and also facilitates the continued development of a longer-term strategy for the business and the maximization of returns from the existing assets.”

Special Dividend and Normal Course Issuer Bid

Based on the excess cash position and the decision to discontinue the formal sale process, the Company has decided to distribute cash to shareholders through a special dividend and to initiate a share repurchase program.

The Company’s Board of Directors today declared a special dividend of Cdn. $6.00 per common share to be paid on August 31, 2005 to shareholders of record on August 17, 2005. The total distribution to shareholders from the special dividend will be approximately Cdn. $240 million.

The Company announced today that it has filed with the Toronto Stock Exchange a Notice of Intention to make a Normal Course Issuer Bid, pursuant to which Algoma may purchase for cancellation up to 3,291,123 of its common shares, representing approximately 10% of its public float of common shares. As of July 25, 2005, there were 40,131,773 Algoma common shares issued and outstanding, and a public float of 32,911,226 Algoma common shares. The purchases may commence on August 8, 2005 and will terminate on August 7, 2006, or on such earlier date as Algoma may complete its purchases pursuant to the Notice of Intention. The purchases will be made by Algoma in accordance with the rules of the Exchange and the prices that Algoma will pay for any common shares will be the market price of such shares at the time of acquisition. Algoma will make no purchases of common shares other than open-market purchases. Algoma has not repurchased any of its common shares in the past 12 months.

Algoma believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Algoma believes that its outstanding common shares may represent an appropriate and desirable use of its available funds.

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